9 METERS BIOPHARMA, INC.
8480 Honeycutt Road, Suite 120
Raleigh, North Carolina 27615
June 18, 2020
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Jeffrey Gabor Ms. Celeste Murphy Division of Corporation Finance Office of Life Sciences

Re:      Acceleration Request
9 Meters Biopharma, Inc.
Registration Statement on Form S-3
(File No. 333-238850)
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), 9 Meters Biopharma, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) so as to become effective on Friday, June 19, 2020, at 4:15 p.m. Eastern Time, or as soon thereafter as practicable.
The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.
Please be advised that there are no underwriters or sales agents involved as this is a resale offering by selling stockholders.
Once the Registration Statement is effective, please orally confirm the event with our counsel, Wyrick Robbins Yates & Ponton LLP, by calling Alexander Donaldson at (919)781-4000.

By:	/s/ John Temperato
John Temperato, Chief Executive Officer

cc:	Alexander Donaldson, Wyrick Robbins Yates & Ponton LLP